

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 13, 2006

via U.S. Mail and Facsimile
Mr. Nick Tintor
President and Chief Executive Officer
Nord Resources Corporation
1 West Wetmore Road, Suite 203
Tucson, Arizona 85705

> **Re:** **Nord Resources Corporation**
> **Form 10-KSB/A for the Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **Form 10-QSB for the Interim Period Ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 001-08733**

Dear Mr. Tintor:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

Restricted Cash, page F-9

1. We are considering your response to prior comment 1, in which you explain your basis for your presentation of restricted cash on your statements of cash flows.

Form 10-QSB for the Interim Period Ended March 31, 2006

Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-5

2.   We note that you present cash received from the sale of shares of Allied Gold as a
        cash inflow from investing activities. It is our understanding that you classify
        shares of this investment as trading securities. As indicated in paragraph 18 of
        SFAS 115, cash flows from purchases, sales and maturities of trading securities
        should be classified as cash flows from operating activities. Therefore, it appears
        you may need to revise your statement of cash flows to comply with this
        guidance.

Note 3 – Stock Based Compensation, page F-7

3.   We note that you use the Black Scholes option pricing model to value stock
        options under SFAS 123R. Within your disclosure we note that you provide a
        general narrative description of the assumptions you use to estimate the fair value
        of your stock options under this model. Please expand your disclosure to provide
        further quantified detail of your assumptions as required by A240(e)(2) of SFAS
        123R. Refer to paragraph A241 of SFAS 123R for an illustration of these
        required disclosures.

Controls and Procedures, page 13

4.   We note that your certifying officers continue to conclude that your disclosure
        controls and procedures are not effective as a result of the identification of certain
        material weaknesses in your internal controls over financial reporting. Please
        discuss the progress that has been made in implementing management's plans to
        remediate the material weaknesses.

5.   Please disclose any changes in your internal control over financial reporting
        identified in connection with the evaluation required by paragraph (d) of
        Exchange Act Rules 13a-15 that occurred during your last fiscal quarter that has
        materially affected, or is reasonably likely to materially affect, the your internal
        control over financial reporting as required by Item 308(c) of Regulation S-B.

Engineering Comments

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Description of Business, page 1

General

6.   We have read your response to prior comment 9, indicating that The Winters
        Company no longer exists and that you have removed all unnecessary references
        to this engineering firm from your filing. However, we note that you continue to
        mention The Winters Company 34 times in your disclosures.

        Since Winters Dorsey has updated the feasibility study, the presumption is that
        this firm has thoroughly reviewed the previous work, and is accepting
        responsibility for the entire report. Therefore, we believe that you should
        eliminate most references to the earlier engineering firm and clarify the level of
        responsibility assumed by Winters Dorsey.

        The general expectation is that you would obtain permission from any
        engineering firm prior to expressing reliance on their work in your filing. If you
        are unable to do so, or a firm is not willing to approve of such disclosure, we
        would anticipate that your management would accept full responsibility for the
        information being disclosed.

7.   We note that you have used the term "feasibility study" to describe several reports
        you obtained related to the Johnson Camp property in which you hold an interest.
        Please modify your disclosures, in each instance, to further clarify the nature of
        the studies performed. For example, the terms "final feasibility," "preliminary
        feasibility," "scoping" or "conceptual" study would better serve to convey the
        level and certainty of details and results included in the reports you have obtained.

        Please understand that without having completed 5 to 15 percent of the detailed
        engineering drawings of the mine and infrastructure that typify final feasibility
        studies, coupled with the lack of a test heap, lack of mineralogical
        characterization and mapping of deposit, non-confirmation of soluble copper
        projections with your most recent drill core sampling, and lack of a current
        written commitment from your mining contractor, your studies would not be
        appropriately described as "final feasibility" studies, but may be characterized as
        either "scoping" or possibly "preliminary feasibility" studies. Please revise your
        disclosures accordingly.

Landscape and Aggregate Rock Operations, page 3

8.   We note from your prior response that the $4 to $5 cost per ton you disclose is the
        cost of trucking, rather than a comprehensive measure of operating cost, as
        suggested by your disclosure. Additionally, we understand that you did not
        secure direct market price information for wholesale rock, but instead estimated
        the wholesale price as a multiple of trucking costs. Since your measures do not
        appear to reflect the operating costs of quarrying, screening and managing the
        stone operation, until you have completed a feasibility study and obtained a sales
        contract, it would be appropriate for you to eliminate incomplete measures of
        operating metrics that are not factually supportable. Revise accordingly.

Reserves, page 13

9.   We note you disclose in the fourth paragraph of this section, and under the
        heading "Resource Model" which begins on page 19, information about measured
        and indicated resources. Please understand that the guidance in Instruction 3 to
        paragraph (b)(5) of Industry Guide 7 generally precludes disclosure of mineral
        resources. Therefore, all references to "geologic" or "mineral resources" should
        be replaced as needed with the term "mineralized material."

        This term does not encompass 1) material reported as reserves, or 2) volumes and
        grades estimated by using geologic inference, which are sometimes classed as
        "inferred" or "possible" by some evaluators. Only mineralization that has been
        sufficiently sampled at close enough intervals to reasonably assume continuity
        between samples within the area of influence of the samples would be
        appropriately labeled as "mineralized materials."

        Given that you will be eliminating references to "resources" from the filing, it
        would also be appropriate to remove this term from your glossary of technical
        terms on page 83.

10.   Please modify the disclosures in your footnotes to the reserve table to clarify that
        the cutoff grades are a "breakeven cutoff," if this would be an appropriate
        characterization, and to clarify that copper recoveries are "assumed," rather than
        "vary." Modify disclosure in the text following the table, and wherever similar
        disclosure appears in the filing, to clarify that mineral reserves are "estimated"
        rather than "calculated."

11.   In your disclosure on page 15 concerning the correlation of acid soluble recovery
        with particular ore types, disclose the actual number of column tests used to
        project metallurgical recoveries for each rock type.

Data Verification, page 20

12. We have reviewed the information in your prior response concerning your check sampling program of January 2006. A comparison of your total copper and acid soluble copper assays in the 17 drill cores does not appear to support the high total copper recovery assumed in your disclosure. Therefore, it appears you should add disclosure about the results of this sampling and its non-support of your recovery projections; disclose how these results have altered your expectations.

Recovery Curves, page 24

13. In the second paragraph, disclose the number of column test that were actually used to project metallurgical recoveries.

Mineral Reserve Sensitivity, page 24

14. Add a footnote the table on page 25 that discloses that this table is based on the results of a preliminary feasibility study and very limited leach column tests, and that these results are inherently less accurate than if you had chosen to complete a final feasibility study and conducted an extensive leach testing program.

Production Schedule, page 26

15. We note that you have presented information in the tables on pages 26 and 27, including projected production, and operating and capital cost estimates that is not based on a final feasibility study. We generally find that the level of detail and assumptions inherent in pre-feasibility studies do not provide a basis for estimating measures of production and costs that are sufficiently reliable for disclosure. In other words, the level of specificity conveyed in the projections and estimates extends beyond the capabilities of the underlying documentation. Therefore, it appears you should remove these tables and any related information appearing in textual form from your disclosure.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have any questions regarding comments on the financial statements and related matters. You may contact Roger Baer at (202) 551-3705 if you have questions regarding the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief